Exhibit 99.7

AND

TRUST FINANCIAL CORP.

Dear Fellow Shareholders:

We are happy to report to you the financial strength, progress, profitability and development of your Company during 2007 and, to provide you with an update of the many happenings with our Company thus far during 2008. Despite the existing challenging and difficult market conditions that financial institutions face, we continue to believe the Company has much to be positive about during this frustrating business environment.

Before we get to a discussion of our Company, we would like to address the continued negative press that the banking industry has received for the past year. We are sure that you have read or heard through the media that the banking industry faces trying times as a result of the significant turmoil in the financial markets, largely due to the crash of the subprime mortgage loan market, with many banks recording significant write-downs of subprime mortgage loan related assets. This is the first time during the history of your Company that we write to you during a period in which our economy is in a decline in so many industries related to the financial institutions sector and within the commercial banking industry in particular. It is self-evident that 2007 was a tough year. Turmoil in the credit environment and unrest and weakening of the capital markets impacted performance of the entire financial industry nationwide.

The Federal Reserve lowered short-term interest rates in an effort to boost the general economy. Lower short-term interest rates tend to produce a negative affect on small community banks like our Company because it compresses our interest rate margin thereby reducing our earnings. With real concerns about asset quality given a depressed economy and declining earnings, bank stocks have been battered, in many cases trading below book value. This impact has led to a difficult environment for banks to raise much needed capital.

Despite all of the bad news you hear about the banking industry there is good news. First, our Company did not participate in the subprime mortgage market and will therefore not suffer any losses related to defaults on sub-prime mortgages. Second, our core earnings continue to improve as our interest rate margin grows as it has each of the first six months of 2008. Third, while charge-offs related to our loan portfolio may increase this year as a result of the depressed economy, we believe we have adequately provided for such losses and continue to closely monitor our borrowers to minimize any loss that may result. And last and most importantly, we believe the banking industry in general, and your Company in particular, is on sound financial footing with strong capital and reserves for potential losses. While there may be some bank problems in the upcoming months, in our estimation such problems should be few and limited to institutions that took risks and not hurt the vast majority of banks who refused to take the more aggressive lending practices that are criticized by the regulatory authorities and investing public.

Let’s discuss some of the positive occurrences with our Company. First of all, if you have not already heard, we are pleased to tell you of our proposed merger with River City Bank. During the last half of 2007, we began talks with the folks at River City Bank which culminated in March 2008 with an agreement between the two companies to combine River City Bank with our organization. We believe this transaction, when approved and completed, will establish Village Bank as the most significant community bank headquartered in the Richmond metropolitan region.

River City Bank brings additional strength in market share, balance sheet and personnel resources to our Company. If the merger with River City Bank is approved by shareholders of both our Company and River City Bank, as well as both banks’ regulators, the combined entity will have fifteen branch locations surrounding Richmond with combined assets in excess of $500 million. This would allow us to continue our concentration on profitability and internal, organic, growth, rather than building new branches at this time. In addition, we believe the merger would be accretive to earnings and result in a stronger capital base, and aid us in dealing with the difficult economic times that exist today.

The joint proxy statement/prospectus included with this letter, more fully explains our proposed merger with River City Bank and answers questions you may have concerning why we believe this merger is good for you as shareholders. We urge you to study the attached information that calls for a vote by you, our shareholders, at our annual meeting on September 30, 2008, to approve the merger. Your Board of Directors and management recommend that you vote for this merger.

Another highpoint for your Company is the completion and occupancy of our beautiful new headquarters building at Watkins Centre in Chesterfield County, located just west of the village of Midlothian and route 288 fronting on Midlothian Turnpike. Our annual shareholders’ meeting will take place at our new building and I encourage all shareholders to attend and join with us as we provide tours of the facility and celebrate this major accomplishment.

Despite the downturn in our economy, primarily in residential housing in the mortgage market, we believe 2007 was a good year for the Company and its subsidiary, Village Bank. For the year ended December 31, 2007, the Company’s consolidated net income amounted to $1,001,000, which we believe are healthy earnings given the downturn in the economy in the latter half of 2007. We have realized continued profitability through the first half of 2008 and we expect profitability will continue as our interest rate margins again widen after the severe compression of margins experienced in 2007.

Our total assets grew by 35% in 2007, or $102,046,000, from $291,218,000 at December 31, 2006 to $393,264,000 at December 31, 2007. This growth was greater than we budgeted and was driven by 36% growth in our loan portfolio, from $238,498,000 at December 31 2006 to $323,874,000 at December 31, 2007. While we believe that such growth is healthy for us in the long-term, it did have a negative impact on our earnings in 2007. First, because the growth outpaced our expectations, we were forced to use higher cost certificates of deposit to fund the loan growth. As a consequence, our cost of funds increased. Second, the large loan growth resulted in a much higher provision for loan losses than we anticipated. Provisions for loan losses are required by regulation and generally accepted accounting principles as loans grow to absorb any future losses that may occur from lending. The provision for loan losses increased by $391,000, or 49%, from $796,000 in 2006 to $1,187,000 in 2007. The allowance for loan losses at December 31, 2007 totaled $3,469,000 and represented 1.06% of loans outstanding net of unearned income at that date.

In addition to the increase in loans in 2007, deposits increased by $85,987,000, or 34%. Demand deposit accounts continue to represent the our smallest deposit type, comprising 16% of our total deposits at December 31, 2007. This level compares to 20% at December 31, 2006. This 4% decline in the percentage of our deposits that constitute demand deposit accounts negatively impacted our earnings in 2007 because demand deposits represent the lowest cost of funds for the Company. The decline in demand deposits was primarily a result of the use of higher cost certificates of deposit to fund the unexpected loan demand discussed previously. Our cost of funds increased from 4.33% for 2006 to 4.84% for 2007.

For the year ended December 31, 2007, the mortgage company had net income of $177,000 compared to $12,000 in 2006. The improved profitability of our mortgage banking business was a result of an increase in loan volume from $59 million in 2006 to $67 million in 2007. Declining interest rates could have a positive impact on the mortgage company’s profitability in 2008 if the rates go so low that they result in a strong refinance market. However, we have yet to see mortgage rates decrease to such a level and no assurances can be given that a strong refinance market will result even if interest rates continue to decline.

Our customer base continues to grow and we find that as customers choose to bank with the Company, they are likely to stay and expand their relationship with us as we continue to strive to increase customer satisfaction. We have grown our branch system in very attractive areas within our market and added services such as bill payment online, online business checking, direct deposit and nationwide “Fee Free ATM’s. We believe we will continue to see our checking account products becoming the cornerstone of our customer acquisition and development strategy. We believe our progress in these efforts, coupled with our delivery of outstanding customer service, will continue the Company’s success in gaining a greater share of individual and business clients.

The steps outlined above demonstrate significant progress accomplished by the best and most consummate banking professionals. Our employees are totally committed to the success of your Company. We justifiably believe that the loans carried on our books will remain strong and perform in an acceptable manner. Although some problems within the loan portfolio have surfaced from time to time, we believe we have established the necessary reserves and are handling such loans in a manner to ensure either recovery from adequate collateral or return to an acceptable performance level.

An additional positive performance aspect of the Company came from the excellent performance of our subsidiary, Village Bank Mortgage Corporation, which primarily originates traditional mortgage loans. We are cautiously optimistic that the residential mortgage business for our mortgage company will remain strong as we continue to be successful in attracting high quality mortgage origination professionals. We operate on a traditional mortgage lending basis in our greater Richmond market, a marketplace that we believe is significantly stronger than in many other regions of the country.

As in past letters to shareholders we would like to once again give praise to our colleagues who comprise the “Village Family” for their strong dedication and diligent hard work and commitment to our Company. Our dedicated employees play a significant and important role in the communities within which we operate and serve through their involvement and participation in many community activities. We will continue to weather this difficult time of stress on our operations, concern over asset quality, and uncertain predictions as to the depth of the economy’s problems. We remain committed to excellence in corporate citizenship and ethics in every facet of our being and we are fortunate to have built a team that supports this commitment. Our Board of Directors are equally dedicated to our success and deserve all our thanks and praise for the value they bring to our Company through their knowledge, insight and extraordinary efforts to strengthen our organization. We are committed to continuing our work as a strong team to provide exceptional customer service. We believe our focus and resolve will ensure our success and provide positive results. We all believe that Village Bank enjoys a unique position in the marketplace, and will continue to be stronger with very positive prospects for the future.

In closing, let’s remember and give thanks to all of those individuals who are ensuring our freedoms as they place their lives in harms way, both here and overseas, in order to protect us all. We again want to thank each and every shareholder, customer and friend for their continued support and business relationships. We will all continue to do our very best to earn and deserve your support.

Thomas W. Winfree	Craig D. Bell
President and CEO	Chairman, Board of Directors